SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

60 EAST 42ND ST. ASSOCIATES L.L.C.

(Name of Subject Company)

60 EAST 42ND ST. ASSOCIATES L.L.C.

(Name of Person(s) Filing Statement)

Participation Units of LLC Member Interests

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Thomas N. Keltner, Jr.

Malkin Holdings LLC

One Grand Central Place

60 East 42nd Street

New York, New York 10165

(212) 850-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Arnold S. Jacobs, Esq.

Steven A. Fishman, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036

(212) 969-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) The name of the subject company is 60 East 42nd St. Associates L.L.C., a New York limited liability company (“Associates”). The address and telephone number of Associates’ principal offices are One Grand Central Place, 60 East 42nd Street, New York, New York 10165 and (212) 687-8700.

(b) The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Associates’ Participation Units of LLC member interests each in the original face amount of $10,000 (the “Units”). As of the date of this Schedule 14D-9, there are 700 Units outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address of the Person Filing this Statement

The filing person’s name, business address and business telephone number are set forth in Item 1(a) above. The filing person is the subject company.

(b) Offer to Purchase by the Offerors.

This Schedule 14D-9 relates to the offer (the “Offer”) by MPF Flagship Fund 13, LLC, MPF Senior Note Program II, LP, MPF Badger Acquisition Co. II, LLC, MPF Opportunity Fund, LP, MacKenzie Camac, LP and Coastal Realty Business Trust, which are affiliated with MacKenzie Capital Management, LP (collectively, the “Offerors”) to purchase up to 10 $10,000 Participation Units at a purchase price equal to $275,000 per Unit in cash (the “Offer Consideration”). The Offer is on the terms and subject to the conditions set forth in the Offerors’ offer to purchase, dated July 12, 2013, and in the related letter of transmittal (collectively, the “Offer to Purchase”).

MacKenzie Capital Management, LP, which is an affiliate of the Offerors, is not affiliated with Malkin Holdings LLC (the “Supervisor”) or MacKenzie Partners, Inc., which is assisting the Supervisor in connection with the solicitation of consents with respect to the Consolidation.

The Offer to Purchase is disclosed in a Tender Offer Statement on Schedule TO, dated July 12, 2013 (together with the exhibits thereto, as amended, the “Schedule TO”), filed by the Offerors with the Securities and Exchange Commission (“SEC”). The Schedule TO states that the address and telephone number of the Offerors’ principal executive offices are 1640 School Street, Moraga, California 94556 and (925) 631-9100. All information contained in this Schedule 14D-9 or incorporated herein by reference concerning the Offerors or their affiliates, or actions or events with respect to any of them, was obtained from reports filed by the Offerors with the SEC, including, without limitation, the Schedule TO, and Associates takes no responsibility for such information.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

As of the date of this Schedule 14D-9, Associates’ members are Peter L. Malkin and Anthony E. Malkin (individually, an “Agent” and, collectively, the “Agents”), each of whom also acts as an agent for holders of Units in Associates (individually, a “Participant” and, collectively, the “Participants”). Both Agents are affiliated with the Supervisor, which provides supervisory and other services to Associates as described below. Associates has no directors or officers, and the Supervisor and the Agents conduct the operating management and administration of the business of Associates.

Each of the Agents, Peter L. Malkin and Anthony E. Malkin, is manager or trustee of entities or trusts which own Units on behalf of the Malkin family. Neither of the Agents intends to tender to the Offerors any of the Units owned by him or over which he has dispositive power.

Except as described in this Schedule 14D-9, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, or understandings, or actual or potential conflicts of interest, between (1) Associates or its affiliates, on one hand, and (2) Associates or the Offerors or their respective executive officers, directors or affiliates, on the other. See Item 7 for a description of agreements between the Supervisor and the Offerors and their affiliates relating to voting of Units and certain other matters.

Property Acquisition and Lease.

On October 1, 1958, Associates acquired fee title to One Grand Central Place (the “Building”), formerly known as the Lincoln Building, at 60 East 42nd Street, New York, New York and the land thereunder (the “Property”). Associates leases the Property to Lincoln Building Associates L.L.C. (“Lessee”) pursuant to an operating lease as modified (the “Lease”), which is currently set to expire on September 30, 2033.

The Lease provides that Lessee is required to pay to Associates as follows:

(i)	annual basic rent (“Basic Rent”) equal to the sum of $24,000 plus the constant annual mortgage charges on all mortgages. In accordance with the Ninth Lease Modification Agreement dated November 5, 2009, Basic Rent was increased to cover debt service on a $100,000,000 mortgage. Basic Rent will be increased or decreased upon the refinancing of the mortgages provided that the aggregate principal balance of all mortgages now or hereafter placed on the Property does not exceed $100,000,000, plus refinancing costs.

(ii)

additional rent (“Additional Rent”) equal to, on an annual basis, the lesser of (x) Lessee’s net operating income (as defined) for the lease year ending September 30 or (y) $1,053,800 ($87,817 per month) and further additional rent (“Further Additional Rent”) equal to 50% of any remaining balance of Lessee’s net operating income for such lease year. Lessee has no obligation to make any payment of Additional Rent or Further Additional Rent until after Lessee has recouped any cumulative operating loss accruing from and after September 30, 1977. There is currently no accumulated operating loss against which to offset payment of Additional Rent or Further Additional Rent.

The Lease also requires an advance against Additional Rent equal to, on an annual basis, the lesser of (x) Lessee’s net operating income for the preceding lease year or (y) $1,053,800 which is recorded in revenue in monthly installments of $87,817 which, in the latter amount, will permit basic distributions to Participants at an annual rate of approximately 14.95% per annum on their original and remaining cash investment of $7,000,000 in Associates; provided, however, if such advances exceed Lessee’s net operating income for any lease year, advances otherwise required during the subsequent lease year shall be reduced by an amount equal to such excess until Lessee shall have recovered, through retention of net operating income, the full amount of such excess.

Lessee is required to make an annual payment to Associates of Further Additional Rent which, as explained above, is the amount representing 50% of the remaining net operating income reported by Lessee for the lease year ending September 30 after deducting the advance against Additional Rent. The Lease requires that the report be delivered by Lessee to Associates annually within 60 days after the end of each such lease year. Since it is not practical to estimate Further Additional Rent for the lease year ending on September 30 which would be allocable to the first nine months of the lease year until Lessee, pursuant to the Lease, renders to Associates a report on the operation of the Property. Associates recognizes Further Additional Rent when earned from the Lessee at the close of the lease year ending September 30 and records such amount in revenue in the three months ended September 30.

The Lessee may surrender the Lease at the end of any month, upon 60 days prior written notice; the liability of the Lessee will end on the effective date of such surrender.

Supervisory Services.

The supervisory services provided to Associates by the Supervisor include, but are not limited to, maintaining all of its entity and Participant records, performing physical inspections of the Building, providing or coordinating certain counsel services to Associates, reviewing insurance coverage, conducting annual supervisory review meetings, receipt of monthly rent from Lessee, payment of monthly and additional distributions to the Participants, payment of all other disbursements, confirmation of the payment of real estate taxes, active review of financial statements submitted to Associates by Lessee and financial statements audited by and tax information prepared by Associates’ independent registered public accounting firm, and distribution of related materials to the Participants. The Supervisor also prepares quarterly, annual and other periodic filings with the SEC and applicable state authorities.

After the Participants have received distributions equal to a return of 14% per annum, $7,380 is paid to Supervisor from the advances against Additional Rent. Associates pays Supervisor for other services at hourly rates.

Certain Relationships and Related Transactions.

Peter L. Malkin is Chairman and Anthony E. Malkin is President of Malkin Holdings LLC, which serves as Supervisor of Associates.

Each of Peter L. Malkin and Anthony E. Malkin, the members of Associates who act as Agents for Participants, holds a position at the Supervisor and may, by reason of his position at the Supervisor, receive income attributable to supervisory services or other payments made to the Supervisor by Associates and Lessee. As a consequence of the Agents’ holding senior positions at Supervisor (which supervises Associates and Lessee), certain actual or potential conflicts of interest may arise with respect to the management and administration of the business of Associates. However, under the respective participating agreements pursuant to which the Members act as Agents for the Participants, certain transactions require the prior consent from Participants owning a specified interest under the Agreements in order for the Agents to act on Participants’ behalf. Such transactions, among others, include modifications and extensions of the Lease or the mortgage loans secured by the Property, or a sale or other disposition of the Property or substantially all of Associates’ other assets.

The respective interest, if any, of the Agents in Associates and in Lessee arises solely from ownership of Participations in Associates and Member interests or participations in Lessee. The Agents, as members, receive no extra or special benefit not shared on a pro rata basis with all other Participants in Associates or members in Lessee. However, all the Agents hold senior positions at Supervisor and, by reason of their interests in Supervisor, may receive income attributable to supervisory or other remuneration paid by Associates to Supervisor. As noted above, each of the Agents owns Unit interests on behalf of his family. The Supervisor is also supervisor of the Lessee and receives compensation in that capacity.

In addition, the Supervisor and the Agents have made a proposal to the holders of Units to approve a consolidation of Associates (the “Consolidation”) and other public entities and private entities supervised by the Supervisor into Empire State Realty Trust, Inc. (the “REIT”), which would close simultaneously with an initial public offering (“IPO”) by the REIT, and authorization for a third-party portfolio proposal, as a potential alternative to the Consolidation. The terms of the Consolidation are set forth in the Prospectus/Consent Solicitation Statement of the REIT, dated January 21 2013, filed with the SEC and sent to Participants in Associates, as supplemented by Supplement No. 1, dated March 11, 2013 and Supplement No. 2, dated May 15, 2013 (the “Prospectus/Consent Solicitation Statement”).

As a consequence of the foregoing, certain actual or potential conflicts of interest may arise with respect to the management and administration of the business of Associates. However, under the respective Participating Agreements, the prior consent of a specified percentage interest of the Participants is required for certain major transactions, including modification of the Lease and mortgage or sale of the Property.

Item 4.	The Solicitation or Recommendation.

(a) Recommendation.

ASSOCIATES RECOMMENDS AGAINST TENDERING UNITS TO THE OFFERORS IN THE OFFER.

(b) Reasons for the Recommendation.

Consolidation.

The Supervisor believes that the benefits that Participants will receive from the Consolidation if it is consummated are significantly greater than the benefits that Participants will receive from a sale of their Units pursuant to the Offer. The benefits from the Consolidation are expected to include:

•	The opportunity for Participants to receive interests in the REIT’s operating partnership in a transaction expected to be tax-deferred for U.S. federal income tax purposes;

•

Liquidity for Participants that elect to receive shares of Class A common stock of the REIT or operating partnership units (which may be exchanged for Class A common stock), both of which are expected to be listed on the NYSE, which investors may sell from time to time as and when they so desire (after expiration of the lock-up period as described in the Prospectus/Consent Solicitation Statement);

•	Anticipated value enhancement through property diversification and operating and capital structure efficiencies;

•

Anticipated regular quarterly cash distributions on their operating partnership units and shares of common stock, which will include distributions of at least 90% of annual REIT taxable income (determined without regard to the deduction for dividends paid, and excluding net capital gains), which is required for REIT qualification as described below. REIT taxable income will be determined by the performance of the portfolio of the REIT’s properties and unaffected by its stock price;

•

Conversion of the current governance structure which is inefficient and costly in general and in which Participants do not share in the same economic benefit that they would receive through ownership and operation of the properties by a single entity in a modern, centralized and efficient governance structure;

•

The opportunity to continue to hold interests in an entity operating under the brand developed by the Supervisor and to participate in any future growth of the REIT through potential acquisitions and potential growth in revenue of the initial properties, while removing obstacles to obtaining true synergies and realization of value, such as combining financings, movements of tenants from one building to another, sharing of employees and management and oversight;

•

The opportunity to continue to hold interests in an entity in which certain executives of the Supervisor will be members of the senior management team and Anthony E. Malkin will be Chairman, Chief Executive Officer, President and a director of the REIT; and

•

The governance structure of an SEC reporting company with its Class A common stock expected to be listed on the NYSE, which provides accountability through the oversight of the REIT by a board of directors consisting predominantly of independent directors.

With respect to the Consolidation, Associates has received the consents from Participants in each of the participating groups holding more than the required super-majority (90%) of the participating interests. Each Participant who has voted against, or abstained, or not submitted a consent form regarding the Consolidation proposal, was sent a 10-day buy-out notice and each Participant who was sent the buyout notice provided its consent. Accordingly, the Consolidation proposal has been approved.

Associates’ participation in the Consolidation is subject to certain conditions, including completion of the IPO and participation of Empire State Building Associates L.L.C. and Empire State Building Company L.L.C., the fee owner and operating lessee of the Empire State Building, in the Consolidation. There can be no assurance that the Consolidation will be consummated.

In addition, the Supervisor received an unsolicited indication of interest to purchase One Grand Central Place at a purchase price of $710 million (before deducting mortgage indebtedness). The Supervisor has also received unsolicited indications of interest to purchase the Empire State Building.

While the Supervisor is proceeding with the necessary steps to prepare for the initial public offering, the Supervisor is reviewing these unsolicited submissions and their terms. The Supervisor considers all matters, including unsolicited indications of interest, consistent with its fiduciary duties, to form a judgment on what action is appropriate.

The Supervisor believes that, even taking into account the possibility that the Consolidation may not close, that the Supervisor may determine not to pursue such unsolicited indication of interest for One Grand Central Place, and that the lock-up period may delay a Participant’s sale of securities received in the Consolidation, it is more beneficial for Participants to retain their Units than sell them pursuant to the Tender Offer.

Inadequate Consideration for the Units

The Supervisor believes that, even in the absence of the Consolidation, the Offer Consideration offered for Units in the Offer is not beneficial to Participants who are long-term investors. The Supervisor believes that, while the Offer is above the price on secondary market sales, it is not an indication that the Offer Consideration is a favorable price. Sales of Units have been limited and sporadic and do not represent the long-term value of the Units, and the Supervisor has consistently so advised Participants.

The Offer Price is less than the exchange value of $402,658 per $10,000 original investment. The exchange value is based on the appraisal by Duff & Phelps, LLC, the independent valuer, in connection with the Consolidation. Shares of common stock, operating partnership units and/or cash, as applicable, will be allocated in the Consolidation based upon the exchange values. However, this value does not necessarily represent the fair market value of your participation interest.

The Prospectus/Consent Solicitation Statement also describes the enterprise value, which is the value based on the price in the REIT’s IPO. The enterprise value will be determined by, among other things, market conditions at the time of pricing the IPO, the historical and future performance of the REIT and its portfolio of properties, and the market’s view of the REIT’s net asset value and other valuation metrics. Today, the common stock of some REITs trades at a premium, and others trade at a discount, to perceived net asset value. The market’s view of the REIT’s net asset value determined in connection with the IPO could be less than the exchange values based on the appraisal. The appraisal was undertaken in connection with establishing relative value for the purpose of allocation of interests in the REIT among contributors of interests in the properties and not to establish the value of shares of common stock in the REIT upon completion of the IPO. Further, the pricing of a REIT initial public offering generally takes into account different factors not considered in the appraisal, including current conditions in the securities markets, investor preferences, and the market’s view of the REIT’s management team. Additionally, the appraisal did not take into account transaction costs for the Consolidation and the IPO.

The Supervisor believes that IPO pricing for REIT common stock generally is at a discount to the market price for common stock of well-established, publicly-traded REITs and that the REIT’s IPO pricing will be no different. For this and other reasons, the Supervisor expects that the enterprise value at the pricing of the IPO will be lower than the aggregate exchange value at the pricing of the IPO, and such discount at the pricing of the IPO could be material and substantial. This discount cannot be determined until the pricing of the IPO. As the REIT continues to develop a track record as a public REIT, the Supervisor believes that the REIT’s trading price after the IPO will be based on, among other things, the REIT’s historical and future performance, its performance relative to its peers, market conditions generally, and its continued seasoning in the public markets.

After the applicable lock-up periods have expired, any Participant may choose when, if ever, he wishes to sell, and in making that decision will be able to gauge the market price at that time. The IPO price will not impact the regular, quarterly dividends the REIT currently intends to pay, which will be based on the performance of the REIT and its portfolio of properties, rather than just one property, and are required to be at least 90% of annual REIT taxable income (determined without regard to the deduction for dividends paid, and excluding net capital gains) to maintain its qualification as a REIT. REIT taxable income will be determined by the performance of the portfolio of the REIT’s properties and unaffected by its stock price.

In any case, the Supervisor believes that Participants will realize greater value over time by retaining their Units than they would by selling pursuant to the Offer.

Neither of the Agents intends to sell to the Offerors his Units (or any Unit over which he has dispositive control) pursuant to the Offer.

Terms of the Offer

The Supervisor also considered various terms of the Offer, including:

•

As described in the Prospectus/Consent Solicitation Statement, Associates expects to distribute on closing of the Consolidation $5,357 per $10,000 original investment based on cash at September 30, 2012, which would have been available for distribution by Associates (in addition to any amounts that would have been distributable out of accrued overage rent) had the closing occurred on such date and the amount of reimbursement for costs incurred in connection with the Consolidation and the IPO out of the proceeds of the IPO entitled to be received by Associates as of September 30, 2012. In addition, Participants would receive proceeds from the settlement of the class action suit estimated to be $7,110 per $10,000 original investment Unit (based on the current plan of allocation proposed by counsel for the class plaintiffs). If the Consolidation closes, these amounts would be received by the Offerors as owners of the Units. The settlement and the allocation of settlement proceeds are approximate and subject to the court approval being final. Class members who objected to the class action settlement filed notices of appeal from the court’s decision to approve the settlement. The Supervisor cannot predict the timing or outcome of an appeal.

•

The Offer requires each tendering Participant to submit to the personal jurisdiction of the State of California, and any dispute by a Participant must be pursued only in a California arbitration under California law. For virtually all Participants and their counsel, the use of California law and a mandatory California arbitration would impose unfamiliar law and an inconvenient forum. Based on the Supervisor’s experience, disputes do occur with investors in tender offers.

•

MacKenzie Capital Management LLC will be acting as depositary in connection with the Offer and will hold the Units tendered before they are purchased. According to the Offerors, this may mean that the buyers in the Offer may have access to the Units before all conditions to the Offer have been satisfied. Although the buyers would not have rights in the Units prior to their acceptance of the Units for payment, any dispute concerning the Offer would, as indicated above, be required to be arbitrated in California.

We understand that certain Participants may have need for immediate and certain liquidity. There are conditions to the Consolidation, and there could be delays before it is approved and Participants are able to sell all their interests thereunder. As a result, those Participants may want to consider the Offer.

We made a similar recommendation with respect to a tender offer by affiliates of the Offerors to acquire Units in Associates at a price of $140,000 per Unit pursuant to an Offer to Purchase dated December 17, 2012. The affiliates of the Offerors acquired 1.5 Units pursuant to the Offer to Purchase dated December 17, 2012.

(c) Intent.

Each of the Agents owns Unit interests on behalf of himself or members of his family. Neither of the Agents intend to tender to the Offerors any Units.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Except as described in this Schedule 14D-9, Associates has not directly or indirectly employed, or agreed to compensate, any person to make solicitations or recommendations in connection with the Offer to Purchase.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Units have been effected during the past 60 days by Associates or, to Associates’ knowledge after reasonably inquiry, any of Associates’ affiliates.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Associates is not currently undertaking or engaged in any negotiation in response to the Offer to Purchase that relates to: (i) a tender offer for or other acquisition of securities by Associates or any other person; (ii) an extraordinary transaction, such as a merger or reorganization, involving Associates; (iii) a purchase, sale or transfer of a material amount of assets by Associates; or (iv) any material change in the present indebtedness (other than planned drawdowns of its mortgage loan for Building improvements), capitalization or dividend policy of Associates.

There are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the Offer to Purchase that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7, except that the Supervisor has entered into an agreement dated December 26, 2012 pursuant to which the Offerors and their Affiliates agreed to vote in favor of the Consolidation proposal and the third-party portfolio proposal included in the Prospectus/Consent Solicitation Statement and granted to the Supervisor an irrevocable proxy to vote any participation interests acquired pursuant to the Offers to Purchase dated December 17, 2012 if the Offerors failed to do so.

Item 8.	Additional Information to be Furnished.

There are material risks and conflicts of interest associated with the Consolidation, which are described under “Risk Factors” and “Conflicts of Interest” in the Prospectus/Consent Solicitation Statement which has been filed with the SEC. The REIT cannot guarantee that Participants will receive the anticipated benefits from the Consolidation described herein.

We also caution you that this letter contains forward-looking statements, including the potential for more consistent distributions than the status quo, with greater potential for increased distributions as a holder of interests in the REIT or operating partnership than as a Participant in Associates. Various factors could cause such actual results to differ materially from the expectations reflected in these forward-looking statements including those set forth in the Prospectus/Consent Solicitation Statement.

The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

Item 9.	Exhibits.

Copies of the following Exhibits are included herewith only in the filing with the SEC. Copies of such Exhibits are not included in the mailing to Participants, as they are incorporated herein by reference:

(a) Disclosure Materials Distributed to Security Holders. See below.

(e) Arrangements or Understandings Listed in Item 3. See below.

(g) Written Instructions Furnished to Persons Making Oral Solicitations. See below.

Exhibit No.	Description

(a)(1)	Letter of Associates to Participants, dated July 19, 2013

(a)(2)	Prospectus/Consent Solicitation Statement dated January 21, 2013

(a)(3	Supplement No. 1 dated March 11, 2013 to the Prospectus/Consent Solicitation Statement

(a)(4)	Supplement No. 2 dated May 15, 2013 to the Prospectus/Consent Solicitation Statement

(e)(2)	Partnership Agreement of Associates, dated September 25, 1958 (incorporated by reference to Exhibit 99.13 to the Registration Statement on Form S-4 dated December 21, 2012)

Exhibit No.	Description

(e)(3)	Consent and Operating Agreement of Associates, dated November 28, 2001 (incorporated by reference to Exhibit 3.2 to Associate’s Annual Report on Form 10-K for the year ended December 31, 2002)

(e)(4)	Amendment to Operating Agreement of Associates, dated July 1, 2010 (incorporated by reference to Exhibit 10(g) of Associates’ Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010)

(e)(5)	Amendment to Operating Agreement of Associates, dated November 30, 2011, by and among the Agents (incorporated by reference to Exhibit 3.1 to Associates’ Form 8-K filed December 5, 2011)

(e)(6)	Form of Participating Agreement of Associates, dated December 1, 1954 (incorporated by reference to Exhibit 99.17 of the Registration Statement on Form S-4 dated December 21, 2012)

(e)(7)	Modification Agreement, dated July 23, 1956, among Lawrence A. Wien, as agent, and others, relating to Associates (incorporated by reference to Exhibit 4.1 to Associates’ Annual Report on Form 10-K for the year ended December 30, 2011)

(e)(8)	Form of Lease between Associates and Lessee dated October 1, 1958 (incorporated by reference to Exhibit 99.19 to the Registration Statement on Form S-4 dated December 21, 2012)

(e)(9)	First Modification of Lease Agreement dated January 1, 1964 between Associates and Lessee (incorporated by reference to Exhibit 10.6 to Associates’ Annual Report on Form 10-K for the year ended December 31, 2011)

(e)(10)	Second Modification of Lease Agreement, dated May 1, 1975 between Associates and Lessee (incorporated by reference to Exhibit 10.7 to Associates’ Annual Report for the year ended December 31, 2011)

(e)(11)	Third Modification of Lease Agreement, dated April 1, 1979 between Associates and Lessee (incorporated by reference to Exhibit 10.8 to Associates’ Annual Report for the year ended December 31, 2011)

Exhibit No.	Description

(e)(12)	Fourth Modification of Lease Agreement, dated April 1, 1981 between Associates and Lessee (incorporated by reference to Exhibit 10.9 to Associates’ Annual Report for the year ended December 31, 2011)

(e)(13)	Fifth Modification of Lease Agreement, dated April 1, 1982 between Associates and Lessee (incorporated by reference to Exhibit 10.10 to Associates’ Annual Report for the year ended December 31, 2011)

(e)(14)	Sixth Modification of Lease Agreement, dated October 1, 1987 between Associates and Lessee (incorporated by reference to Exhibit 10.11 to Associates’ Annual Report for the year ended December 31, 2011)

(e)(15)	Seventh Modification of Lease Agreement, dated March 1, 2000 between Associates and Lessee (incorporated by reference to Exhibit 10.12 to Associates’ Annual Report for the year ended December 31, 2011)

(e)(16)	Eighth Modification of Lease Agreement, dated November 23, 2004 between Associates and Lessee (incorporated by reference to Exhibit 10.13 to Associates’ Annual Report for the year ended December 31, 2011)

(e)(17)	Ninth Modification of Lease Agreement, dated November 5, 2009 between Associates and Lessee (incorporated by reference to Exhibit 10.14 to Associates’ Annual Report for the year ended December 31, 2011)

(g)(1)	Tender Offer pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 by the Offerors, dated July 12, 2013

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

60 EAST 42ND ST. ASSOCIATES L.L.C.

By:	/s/ Peter L. Malkin
Peter L. Malkin, Member

By:	/s/ Anthony E. Malkin
Anthony E. Malkin, Member

Dated: July 19, 2013